Exhibit 12.1

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
Detail Calculation in accordance with Reg S-K Item 503(d)

	Nine Months Ended	Years Ended December 31,

	September 30, 2009	2008	2007	2006	2005	2004(1)
Earnings:
Add:
Pre-tax income/(loss) from continuing operations	8,849,140	11,917,634	5,268,272	3,111,279	1,963,657	N/A
Fixed Charges	132,027	135,120	13,968	35,278	36,076	N/A
Less:
Minority interest in earnings of consolidated subsidiaries	515,588	764,201	396,585	4,670
Interest Capitalized	N/A	N/A	N/A	N/A	N/A	N/A
Earnings including short-term investment interest	8,465,579	11,288,553	4,885,655	3,141,887	1,999,733	N/A
Less:
Interest Income	51,392	68,782	60,289	1,728	1,821	N/A
Excluding short-term investment interest	8,414,187	11,219,771	4,825,366	3,140,159	1,997,912	N/A
Fixed Charges:
Interest on indebtedness	132,027	135,120	13,968	35,278	36,076	N/A
Interest within rent expense			N/A	N/A	N/A	N/A
Total fixed charges	132,027	135,120	13,968	35,278	36,076	N/A
Ratio of earnings to fixed charges	63.73	83.04	345.46	89.01	55.38	N/A

(1) During the year ended December 31, 2004, we did not incur any interest expense or other fixed charges, therefore, a ratio of earnings to combined fixed charges is not applicable for the period.